Filed by General Geophysics Co.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Veritas DGC Inc.
Commission File No.: 001-07427
The following is a transcript of a conference call held on September 5, 2006, by Robert Brunck, Chairman and CEO of Compagnie Générale de Géophysique (General Geophysics Company), and Thierry Pilenko, Chairman and CEO of Veritas DGC Inc. with investors and analysts.

COMPAGNIE GENERALE DE GEOPHYSIQUE
Moderator: Robert Brunck & Thierry Pilenko
09-05-06/9:30 a.m. CT
Confirmation # 4701432

COMPAGNIE GENERALE DE GEOPHYSIQUE
Moderator: Robert Brunck
September 5, 2006
9:30 a.m. CT
Operator: Good day and welcome to this CGG conference call. Today’s call is being recorded.
At this time for opening remarks and introductions, I would like to turn the call over to Mr. Robert Brunck, Chairman and Chief Executive Officer, please go ahead sir.
Robert Brunck: Thank you very much for our conference call people in the U.S. and good afternoon for those calling out of Europe.
Before starting, we have to read a disclaimer.
Christophe Barnini: Yes, (inaudible). We read the forward-looking statement and the disclosure before I would like to tell everybody that we will go through the presentation, which is available on the CGG Web site, www.cgg.com, you can download the presentation.
The forward-looking statements, our statements on this call may include forward-looking statements which are not guarantees for future performance and involve certain risks. Please see the presentation — please see the information in the presentation at the very bottom of the CGG Web site, for cautionary language about forward-looking statements. The presentation also described some of the additional information that will be filed by CGG Veritas with the SEC, securities regulators of Canada and the French AMF. We encourage you to read this information when it becomes available.

COMPAGNIE GENERALE DE GEOPHYSIQUE
Moderator: Robert Brunck & Thierry Pilenko
09-05-06/9:30 a.m. CT
Confirmation # 4701432

Robert Brunck: Thank you. It was Christophe Barnini, Investor Relations speaking, our head of investor relations.
Around this table representing CGG we have Thierry Le Roux, Deputy CEO and Chief Financial Officer. We have Christophe Pettenati, President of Geophysical Services. We have Stephane Paul Frydman, Deputy CFO. We have Gerard Chambovet who is in charge of strategy, technology and communication and Michel Ponthus our Secretary General. And I would like to welcome Thierry Pilenko, Chairman and CEO of Veritas. Hello, Thierry.
Thierry Pilenko: Hello, Robert. Welcome to everyone and good morning and good afternoon for those in Europe.
Robert Brunck: Thank you. So today we have two major points on our agenda, the first one is to present the finances of quarter two in the first half of CGG. And the second one is to talk about our merger agreement, which will create CGG Veritas.
We will go first through our results. Very rapidly, our second quarter confirms our strong first quarter results. We have a 64 percent revenue growth in half one 2006 compared to 2005. Twenty-three percent operating margin, which is share count, which we had last year. And our balance sheet is — was even a lower gearing ratio than it was as of the end of last year, 30 percent as we speak and targeting 20 percent at the end of the year ’06.

As far as the combination, CGG Veritas is concerned, the three major points we will discuss along our conference calls is a strong investor rationale. Why we did it right now which is about timing in the cycle. And by the way, we do believe it really creates a shareholder value.

For the financials, we are on slide five, if you have downloaded our Web site presentation. Obviously, everybody can read it through. I will be very, very rapid, just confirming again that our

COMPAGNIE GENERALE DE GEOPHYSIQUE
Moderator: Robert Brunck & Thierry Pilenko
09-05-06/9:30 a.m. CT
Confirmation # 4701432

group revenues were up 61 percent in dollars for the first quarter, with around 51 percent for the first half. Clearly, our group operating profits surged at 146 million euros, 152 million euros of EBIT, which is four times last year’s result for the same period. It is a tremendous surge in geophysical services. We are right now where we thought it would be, given our prior conference calls with our investors, 90 million euros, or 22 percent operating margin and Sercel, which is the equipment manufacturer and the equipment provider for the seismic industry worldwide has generated a profit of 75 million euros, which is two times the profit generated last year for the same period, with an EBIT margin — an operating margin of 26 percent.

Obviously, first half of the year, a net profit close to 100 million euros before convertible bonds, and a net debt of 243 million euros. Our backlog at $1,080 million is in the range of the $1 billion ((inaudible)). Those who follow us on a regular basis are used to, which is more than double than last year.

So I will go rapidly through the different slides, which are self explanatory and just focus on slide nine which are the main financial indicators in terms of results, and obviously we will be open to your questions later on. Clearly, this first half of the year we generated more, adjusted EBITDA we call it operating results before D&A, (ORBDA) but it’s an adjusted EBITDA 238 million euros compared to 230 for the full year ’05. The same amount in terms of comparison for cash flow from operations 196, compared to 192 last year.

We had heavy capital expenditures, which are linked to the conversion and upgrade of the vessels we bought from Exploration Resources during the transaction of last summer. And despite this cap ex, we do generate positive cash, and bring down our debt and the (gearing) ratio.

We won’t comment through the different segments, which are self explanatory, but open for your questions.

COMPAGNIE GENERALE DE GEOPHYSIQUE
Moderator: Robert Brunck & Thierry Pilenko
09-05-06/9:30 a.m. CT
Confirmation # 4701432

Slide 14, which is the backlog, our backlog around $1 billion. I think it’s a good backlog in terms of visibility. Obviously, in those times, you don’t want to be totally tied and to leave some spots open for next summer, next fall, because there are a lot of opportunities out there. It’s the kind of ideal position we see ourselves being in. It does create comfort in terms of visibility for the two years to come, not just as backlog, but the leads we have from services, the negotiations we have right now, to put this vessel here and there. And even more fundamentally as far as Sercel is concerned, everybody knows that several vessels come online, and in many countries, the seismic crews are built up, and we have higher channel accounts. And Sercel really this year will be in a growing mode of at least 30 percent. The question is will we cross the threshold to 40 percent in terms of activity and market.

So a very strong business to be in right now, which, you know, we can summarize the following way. Since the trough of ’99, E&P expenditures have gone up by 150 percent, where seismic was only up 50 percent, and the turning point was mid 2004. So we’re really in a catch up mode. And the fact that we overgrow right now in terms of the growth rate, the E&P budgets which are — which are in the (inaudible) mode should not be that much a surprise either.

So to summarize at this stage where we are, in quarter two, the geophysical services are really on track. Sercel did produce a record result, again. And so we are well positioned to deliver our 2006 financial targets, which were upgraded in May. For those who haven’t been following us at that time, we, in May announced, that basically concerning our business plan, we’ll be one year ahead of time. So we produced 2007 targets in 2006. Obviously, I talked about the backlog and I talked about the sustained growth in sales and in services. So we are confident in the visibility for 2007-2008. And I have to say, the further we go into the year end of 2006, the stronger, I believe that 2009 will be another good year because that’s the fundamentals that are there.

COMPAGNIE GENERALE DE GEOPHYSIQUE
Moderator: Robert Brunck & Thierry Pilenko
09-05-06/9:30 a.m. CT
Confirmation # 4701432

Thank you for your patience and listening to what is an important topic which is the fundamentals of our results we build on. And which, basically, gave us comfort to propose the transaction, we did propose to Veritas, to create the CGG Veritas company, which we believe is a tremendous opportunity for shareholders of both companies.

For those who follow us, obviously slide 18 to have a presentation of CGG is just to update you on where we’ll be this year, full year, obviously, given what we have achieved in the first half. We will, in turn, have a second half, which is at least the first half, so our company will generate a turnover of more than $1.5 billion. Services will be close to $1 billion. And Sercel will generate $700 million which is approximately double of our first half. Obviously there are some internal sales, but all in all this is the global landscape of CGG. Sercel a world leader with 60 percent market share, and CGG having repositioned our services position from land several years ago, to offshore which is, right now, the dominant position, and obviously it has a very strong processing center.

And I think, Thierry, I would like you to present Veritas to our auditors, and especially to those who have followed CGG, and maybe not that much Veritas.
Thierry Pilenko: Thank you, Robert. And thank you for listening to us today. Veritas is very excited with this transaction that is taking place here. For those of you who are not very familiar with Veritas, we have positioned Veritas over the past few years as a leading company in information and services and I’ll explain why the word information is so important to us. Our revenue in 2005, our fiscal 2005 was $634 million with profits before tax of about $76 million, and an earnings per share without exceptional items of $1.31.
Our fiscal year runs from August 1 to July 31. And we have published in April of 2006, our first three quarters, the results of our Q3, and we will be publishing in October our full fiscal year and our Q4 results. But at the end of our third quarter, ((inaudible)) our revenue exceeded already,

COMPAGNIE GENERALE DE GEOPHYSIQUE
Moderator: Robert Brunck & Thierry Pilenko
09-05-06/9:30 a.m. CT
Confirmation # 4701432

the whole of 2005 at $644 million, so $10 million above 2005 after only three quarters. And our TBT was $125 million, compared to 76 million in 2005 for a whole year.

So obviously, a strong year or a strong growth. Veritas, in terms of people, about 2800 people. Important to highlight in the workforce that we have about 400 people working in marine acquisition, about 1000 working in land acquisition. And a very strong imaging and R&D team of about 800 people. Our assets, our marine assets imaging or processing assets and land assets in marine, we operate six 3D vessels and one 2D vessels. We have about 350,000 meters of streamer capacity, so pretty high end 3D vessels.

In imaging, we have four main centers, and nine satellite centers, and more than 20,000 CPUs installed worldwide. Imaging is a core of our — is a core element of our strategy and is very important, both for the proprietary business, as well as enhancing the value of our multi client data libraries. And in land we operate about 12 to 15 crews depending on the seasons. And we have about 51,000 channels.

Something that I’d like to highlight is that one of our most significant assets is actually our data libraries. We have a very significant coverage in major basis such as central Gulf of Mexico, deep water Gulf of Mexico. The North Sea, West Africa, and Brazil for the offshore part. We also have a very important asset on land, a data library asset on land in Canada and in the U.S. We, in particular, have a very strong position in the foothills in Canada, an area which is growing fast. In terms of offices, our headquarters are in Houston. And our main offices are Houston, Calgary, Crawley which is south of London, and Singapore. But basically we operate worldwide.

What has been our strategy? Well our strategy has been fairly simple and fairly consistent. It is focused around quality and innovation and high quality in the content. High quality in our operations, and high quality in our processing and imaging. So that’s for our operations and our strategy focus.

COMPAGNIE GENERALE DE GEOPHYSIQUE
Moderator: Robert Brunck & Thierry Pilenko
09-05-06/9:30 a.m. CT
Confirmation # 4701432

In terms of financial focus, we have been focusing on returns and ((inaudible)) return on capital and cash flow. And those of you who have had access to our filing, can see that we have close to $400 million of cash in our balance sheet and that our return on capital now, exceeds our cost of capital, which is something for the strategy financial objective for Veritas.

So over the past three years, we have been the number one investor in multi plan data libraries. This has been a tremendous business for us. It’s a business that provides, not only free cash flow, but allows us to build long term assets that we can sell again and again, in our areas of interest, particularly in those areas, where there is a high turnover of ((inaudible)) such as the deep water Gulf of Mexico, central ((inaudible)) or on shore Canada in the foothills. So that has been a key strategy of ours.

The other important element of our strategy was our focus on imaging where we have established a leadership position. And focusing on innovative contract work, such as innovative techniques, ((inaudible)) acquisitions, which are, I believe, very important. And where we’re going to be with CGG very well positioned in the future to provide superior values for better ((inaudible)) for wide azimuth seismic technology.

So in a nut shell, Veritas has always been focused on quality, trying to recruit some of the best people in the industry giving them some space to think and trying to obtain financial results which are inline or superior to our peers. And I would say the opportunity to merge with CGG would certainly enhance those characteristics. Thank you, Robert.
Robert Brunck: Thank you very much, Thierry. Thank you very much for this comprehensive presentation of Veritas. And clearly, you know, it eases up the presentation of how strong the CGG Veritas combination will be as a clear worldwide leader of seismic equipment and services,

COMPAGNIE GENERALE DE GEOPHYSIQUE
Moderator: Robert Brunck & Thierry Pilenko
09-05-06/9:30 a.m. CT
Confirmation # 4701432

best quality. On the last 12 months basis, would have generated $2.2 billion and $800 million of EBITDA. Obviously, we are in the business, which is very strong in E&P and especially in seismic. And this combination is well positioned to take advantage of the current growth and to build a very solid future.
What Thierry insisted very much on is the quality of the services and the talents which are behind the services. It is the same in CGG, and I do think in terms of cultures. We really do share the same cultures of excellence and have the best geo science persons in this industry. And combining both is a tremendous opportunity to set the reference. We, as a matter of fact, will in terms of investor rationale have a perfect fit. You could very rapidly guess that our business lines, our geographical positions, our client complementariness, just to say that CGG is maybe more focused on national companies in our eastern hemisphere who has Veritas is strongly focused on majors and independents. It’s a very a good complimentary. And one of the biggest one will be the well positioned, recent vintage, very complimentary data libraries. This transaction is a credit in two or eight single digit, and (broad renewal) in two or seven. It will be highly accretive from year one, more than 20 percent in cash group per share.

We do estimated synergies to be at $65 million per annum, which may be slightly conservative, but that’s something we feel OK with and we will deliver. And obviously, in due time work with the Veritas team to precise these figures. But you can count on this as a commitment.

We, in order to finance this transaction, we took on in the range of $1.5 billion debt. It is a way of leveraging our balance sheet. We feel very, very good about in this time of the cycle. It is a sign that we feel very good about generating very solid cash flow in the future years, and the goal here again is in two years, by under two years to be back to the 30 percent net debt to equity ratio CGG is used to and to meet this target.

COMPAGNIE GENERALE DE GEOPHYSIQUE
Moderator: Robert Brunck & Thierry Pilenko
09-05-06/9:30 a.m. CT
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This, all in all, is a creation of a strong pure play seismic company which really creates shareholder value on this transaction and on the long term basis.

I won’t be very long in terms of slide 21, talking about the business environment. I just would say that it’s clear that we are definitely out of the ’99-2003, ’04, which was very slow for seismic. We’re in a catch up mode, where E&P, you know, between ‘99 and now grew by 150 percent, and seismic, only by 50 percent. So clearly, we will overgrow E&P for the years to come in terms of growth. And seismic as a matter of fact, which is in the range of two to three percent of the E&P expenditures will play a big role and more ((inaudible)) in the E&P workflow.

Our clients, it’s not just in terms of how many services, they buy, about price, but what kind of services do they need, that they won’t find new oil, or better exploit the reservoirs, reform the technologies. And what Thierry did say, and present about Veritas, it’s the same philosophy we have within CGG, based on the seismic technology on the imaging, we have to come out with new products, to create the push markets our clients will really be in, in order to buy the products and services we generate, because this really makes a difference.

So creating a leader, which next year, 2007, just apply a normal growth rate of the market, which is at least in the range of 20 percent, will be in the range of $2.5 billion plus as a seismic company, clearly, creates a strong leader who will be up to what the clients expect from a major seismic player given the challenges they’re facing.

Page 23, just illustrates in the last 12 months basis, where we are in terms of benchmark, Western Geco, CGG Veritas combined and PGS. In services, Western Geco, $2 billion. CGG Veritas over such a period is at 1.5. But Western Geco and CGG Veritas, its products and services, it’s just a different business model, the one is proprietary, the other one is open. And we would clearly be the number one.

COMPAGNIE GENERALE DE GEOPHYSIQUE
Moderator: Robert Brunck & Thierry Pilenko
09-05-06/9:30 a.m. CT
Confirmation # 4701432

I will hand the presentation over to Christophe Pettenati in order to go through the strong business rationale which combination will really bring to the huge services of CGG Veritas.
Christophe Pettenati: Thank you, Robert. My presentation will use slides 24 to 33. I will scan quickly through some of them as they are just illustrations. This presentation was made very easy by what was said by Thierry Pilenko and Robert, because they’ve spelled, really the fundamental rationale for this combination. But I would like to dwell a bit more on some specific aspects of the industry or logic behind this merger.
Basically, let me say first, that this merger has a very robust foundation, technological foundation in the sense that both companies have been traditional long term users of seismic technology, both on land and offshore. And of course, this will be a facilitating factor in the combination of our operations.

Beyond this element of common ((inaudible)) technology, we have an excellent fit on this merger in terms of business lines, in terms of geographies, in terms of plans. And I will just dwell on this aspect, and say that basically the size that this merger provides combination of the companies beyond the sort of two billion benchmark and trying to get to the 2.5, three billion benchmark, as much and as fast as we can. This size will be tremendously useful to support a strong R&D effort in order — and technology effort in order to serve the interest of our plans, while faced to the challenges that Robert was mentioning a few seconds ago.

If we look at page 25 which is illustrating these complementarities, we see very clearly that Veritas brings to the combination a very strong weight in terms of offshore activity. Obviously, this is the conclusion of a 10 year strategic move which was initiated by CGG around 1996, which we started with the ((inaudible)), then which we sort of further developed the acquisition of Aker, then the acquisition of Ex RE. And all of these strategic movements has been aimed at repositioning the group on the off shore sector from initially dominant land activity. And

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Moderator: Robert Brunck & Thierry Pilenko
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we know that adding — has the opportunity to discuss about this strategic positioning, that this re-engineering of the group activity was highly necessary in view of the way the different segments of the seismic sector evolves.

Within the 58 percent of contribution by Veritas on the offshore segment, obviously we have a very strong multi client component and Thierry Pilenko dwelled significantly on this point.

In terms of geographic mix, we see that at the end of the day, we have a very strong component of Americas being brought to the combination by Veritas. We shall end up with a group which will be nicely balanced in terms of activity between two hemispheres, west and east. And which will lead, obviously to the organization that Robert will describe in a moment.

Finally, and most important, the client portfolio for the two companies is clearly complimentary with, as far as CGG is concerned, tradition of very strong partnership, and I use the word with national oil companies, meaning the Pemex, the Petrobras, the ONGC, the Saudi (enclaves) of the world, together with traditional strong ((inaudible)) partnership with the European majors, winning Total ((inaudible)) BP. Obviously, Veritas is present worldwide, ((inaudible)) to explain, but in addition bring to the basket a very strong position with not American plans, both majors and independents. And this complimentary of the plan ((inaudible)) well for the capability of the combined entity to deliver additional, I would say, penetration of the markets with the combination of its assets, technologies, and people.

So if we look a bit more specifically at the offshore fleet, which are forces ((inaudible)) component in terms of the overall capital employed in a new group. We see there a fleet of 20 vessels, which will position clearly the group as the leader of the sector. The fleet of 20 which incorporates, by the way the vessel which is planned for Veritas, next year, the new build. And this fleet of 20 will be made of 14 3D vessels, high capacity, above six streamers, and six 2D vessels. This fleet, which is illustrated on page 27, will picture a number of very interesting aspects. First of all, great

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Moderator: Robert Brunck & Thierry Pilenko
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flexibility in terms of ownership structure, between vessels being owned, and the chartered vessel. Vessels being chartered, essentially long term, nine of them and four being chartered with the purchase right at the end which is some sort of a mix of both.

This diversity of ownership structure will allow the new company to manage in a very flexible manner this portfolio of assets. In addition, we see a wide diversity of technical capability for this vessel, from the six streamer class which is an ADO for small specifics, sometimes, 4D surveys, to the high caliber, or high capacity which is typical of what is necessary for large exploration programs. And again, with the addition of 2D capacity we see there are flexibilities in terms of the way we can manage what’s new in this industry which are multi vessel acquisitions, linked to the demand by clients to better image deep targets, in particular in the Gulf of Mexico with what’s called a wide azimuth or multi client acquisitions. Obviously, all of these vessels have been recently equipped by both contractors with recent (asset) technology. And that, again, puts us in a situation to manage the fleet without a very heavy burden of investment in the coming years, and enhance the capacity of the group to generate substantial cash flows.

The Veritas library was mentioned on slide 28, was mentioned very clearly as a key element of the strategy that Veritas developed. CGG developed a parallel strategy in that segments since 1999. I would say that ((inaudible)) splendidly complimentary with Veritas having the Gulf of Mexico focus on west and central region. And CGG on central and east. Where it is complimentary it adds to the overall offer of the group. And where it overlaps the possibility to do very interesting reprocessing work at a time when plans, again, are interested by new images provided for their exploration efforts.

In addition, I was mentioning the large fleet. This will put the group in the position to be very flexible in terms of the arbitration — arbitrage between multi client work, and exclusive work in a way that will be unparalleled in the industry. Obviously both Veritas before with a fleet of six and CGG with a fleet of nine, we are a bit more constrained in the prospects. And this fleet of 20,

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Moderator: Robert Brunck & Thierry Pilenko
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obviously will be a tremendous productivity improvement in the way we are able to manage ((inaudible)) locations and me might use less transit, and unproductive transit times, between areas such as Asia Pacific, Atlantic north and south, and other regions of the world.

On page 29, we have a quick illustration of where ((inaudible)). I will pass on this one quickly, just to say it is aggregated 300,000 square kilometer library which is excellent, maybe not the largest of the sector, but certainly, one of the best of the best.

As far as land is concerned, very simply, I would say that CGG has had for the last two years, a strategy of downgraded refocusing of the land activity, concentrating our activity on our technology offer, what Veritas brings to the combination here is definitely coherent with this strategy, bringing a strong technical expertise in the domain of multi component, and in the domain of the ((inaudible)) acquisition and processing and ((inaudible)) operation know how.

As far as processing concerned, I think, this is page 32, this is one of the jewels of this combination. Both companies have established on the market, a reputation for high quality and recognized expertise. Veritas in particular, as far as depth imaging in the Gulf of Mexico. There is strong presence in Asia Pacific with an excellent and highly rated Singapore center. CGG very strong presence worldwide, concentration, possibly on Asia, Europe, Africa and Middle East region but the presence worldwide with one characteristic, a very high market share in a dedicated center.

To make a long story short, the combined capabilities of the two groups in the processing domain establishes on day one of this merger, the absolute benchmark of reference in this sector. And we are looking for ((inaudible)) rates and ((inaudible)) to the potential of this new combination.

Now let me hand the floor over to Thierry Le Roux.

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Thierry Le Roux: As for Sercel, ((inaudible)) that Sercel, will, of course, we meant part of the group of the new group, Sercel will keep on operating the same way it has been operating so far. ((inaudible)) the business model offering its technology and products to the entire industry, we remain totally unchanged. The presence of Sercel as part of the new group strengthens its overall activity portfolio. And of course, reinforces the overall technological profile of the new group as ((inaudible)) depends far apart on leading edge acquisition technology.
Sercel’s strong position and its market leads to a strong financial performance. As we know, we’re in a market that we are seeing accelerating more and more.

Being a leader and a clear leader in the seismic equipment segment, Sercel has to, and will keep its technological edge, foreign ((inaudible)) technology portfolio, and certainly keep on developing in key markets, key geographical markets, ((inaudible)) key product ((inaudible)).

Let’s go now to slide 37 on the key terms of the Veritas transaction. First of all, based on the share price, our share price of last week, when we made the offer, the notional value that we’re offering to pay out for Veritas share is $75 leading to a total, an aggregate value of $3.1 million. That will be approximately paid half in cash and half in CGG stock. There will be a ((inaudible)) mechanism for the Veritas shareholders, along with an equalization scheme, the latter being used to make sure that at closing, each Veritas shareholder receives the same value might it be cash or shares or a mix of two.

Two parameters are fixed now, first of all, the number of new shares that CGG will issue, we are talking about 47-and-a-half million ADS which is equivalent to nine-and-a-half million ordinary shares. The total cash consideration is fixed as well around $1-and-a-half billion. The implied premium is about 34 percent over the average 30 days price of the Veritas stock. It’s about 20 percent based on what was the closing price of the Veritas classified shares before the labor weekend.

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In terms of governance and management, the new Board of Directors will be inline with the contribution of each original shareholder base, the CGG shareholders will own an approximate 65 percent of the new group. The Veritas shareholders will own about 35 percent. And that will be reflected approximately in the composition of the Board. Robert Brunck will be Chairman and CEO of the company. And Thierry Pilenko will likely be appointed to the new Board of Directors. And the corporate headquarters will be in Paris, France.

As for financing we will have a bridge loan to finance the cash portion of the transaction. This bridge loan is valid for a maximum of 18 months after the closing of the transactions.

The next steps up to the closing, first of all, the transaction has been unanimously approved by each Board, yesterday. Afterwards, the acquisition and merger agreements was executed. We are going to have to carry out a certain number of administrative procedures and filings. First of all, anything which has to do with government approvals and ((inaudible)) approvals and the foreign investment approval in the United States.

We will then have to file a certain number of documents with both the SEC and its French equivalents. After that share — there will be a shareholders meeting for both companies with a vote. The vote — the shareholders have to — 50 percent, at least, of the shareholders of Veritas have to approve the transaction. And that leaves two thirds of CGG shareholders have to approve the share issue which will be used as a consideration for the transaction.

We would expect the closing to take place early in the new year, or around the end of this year.

In terms of financing — 39, in terms of financing, the cash components of $1-and-a-half billion. The bridge loan in the short term will be refinanced, and each will be refinanced solely through

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debt. We will, at that time, issue, and generate different types of debt with different securitization and different maturities.

We do expect very strong cash flow generation from the combined entity in ’07, ’08 and beyond. We believe that by the second year, by the end of the second year of post acquisition will be in a fairly good shape. As for the structure of our balance sheet, in line with our usual target of having a net debt to equity ratio in the region of 30 percent.

Sure figures on the pro forma figures on the combined entity on slide 40, looking at the last 12 months, and based on published or public numbers, the combined entity would have generated revenues of close to $2.2 billion and EBITDA in excess of $800 million, and an EBITDA close to $400 million.

Relying on the ((inaudible)) figures, the pro forma total backlog of the combined entity as of the first of September would have been above $1-and-a-half billion.

Last, the combined entity will have more than 7000 employees.

As for synergies, our preliminary assessment of synergies puts an amount, not an amount of run rate, amount of at least $65 million. Of course, once we will be legally allowed to do so, we will work more in depth with the — in between the two management teams to detail further these synergies. As we speak two main parts, first of all cost synergy that we estimate of at least $45 million synergies. Discussed synergies will result from different parameters, ((inaudible)) higher utilization rate for a broader fleet — offshore fleet, as explained all ready by Christophe.

Secondly, obviously, there will be only one surviving entity being listed on the stock markets. And therefore there will be a certain amount of cost synergies. We will have, also, the ability when

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and where it is necessary to redeploy some customers, some super personnel to operational rules, which might be well necessary in the frame of very strong markets.

We will, also have a certain amount of synergies, which will result for — from a higher top line. As an example, the very good complimentary in between the two multi clients that as a result were described earlier, we certainly generate such ((inaudible)). And we would expect the second part of synergies to amount to at least $29 million.

We believe that two-thirds of the synergies will be implemented in the first year post acquisition and the remaining part in the second year.
Robert Brunck: Thank you, Thierry. Moving on slide 42. The new organization project, the project we have for this new organization is obviously inline with the new size, the scale of operations. But we basically will keep the Veritas organization. It is a good one. And CGG, as a matter of fact, was moving towards the same one which is to have an organization to region. So the organization will build on two regions, the one is the western hemisphere which will be led by Tim Wells, current COO of Veritas, and the eastern hemisphere led by Luc Benoit-Cattin, right now, the head of offshore services within CGG. And Christophe Pettenati being the head of the services.
We want, on the other hand, to be with the strong technology driven group. And there, we’ll put in place transfer business lines, product lines, the role is to build on new technology, on new techniques and new products. It will be quite easy in offshore acquisition. Multi clients will stay within the regions. In on shore, it shouldn’t be too difficult to share experience. And in data processing which is one of the jewels of this new group will have a single principle.

For a couple of years, we won’t change anything. We learn to know each other. We will share best practices, and will help convergence in the future in terms of setting the best platform, in

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order that in this business where people skills and technology and the software are really linked. And this is something we will work on in a very progressive manner. And make sure we, in the first years, we just coordinate our client interface with either like Veritas or like CGG and we find a broad range of services, with the different technologies, within the CGG Veritas data processing capabilities.

This stock for our shareholders CGG Veritas is a well known company within the oil and gas sector because this is the merger of two very strong brands. It should be a premiere investment vehicle, for those who like direct exposure to the seismic sector. The only one of its scale being a pure play. So this leading stock should in terms of liquidity have a combined free float of about $4.5 billion based on last Friday’s numbers. This stock will be listed on Euronext Paris and the ADS will be listed on the New York Stock Exchange. It will be supported too by CGG’s presence in the U.S. for more than 30 years and as a management team we had really a very, very often on a regular basis road shows to be known in the U.S.

Clearly, this stock will take advantage of some current indices and potential ones to come, even the new visibility. And clearly, part of the brand too of CGG Veritas is the best in class disclosure standards and transparency you as shareholders know from both CGG and Veritas and you will recognize again, in the new company.

So prior to go to slide 45 where we will wrap up our presentation, I would like to hand the floor over to Thierry Pilenko in order to allow him to say a few words as a conclusion.
Thierry Pilenko: Thank you, Robert. So as a conclusion I just wanted to say that those of you who have followed that ((inaudible)) we appreciate as a complimentary between the two companies. But something that is sometimes more difficult to convey in the call is everything relative to the

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software issue. And I think something that is extremely important for the future of the combined entity is to understand the rights of technology that we will offer as well as the depth of business and technical knowledge that our people have.

I think we truly have an opportunity to be the leader in that business and to set a record. So I would say that would be my conclusion, breadth and depth in technology and people knowledge.
Robert Brunck: Thank you very much, Thierry.
So as a wrap up, based on the strong second quarter, first-half results, which are the foundations for our roadmap, we with Veritas will create CGG Veritas as the strong number one seismic player well positioned today and the future, really counting on this depth of technology knowledge, counting on the people joining forces.

As Chris ((inaudible)) did outline it, it’s a perfect business and technological fit. $75 notional value as of the 29th of August the Veritas share approximately half stock/half cash. We chose this optimized leverage balance sheet which is a sign of strong cash flow to come and confidence in the future, the synergies of $65 million we commit to it, and we are known as a team and having worked slightly together in this — in this merger agreement we have global comfort with the Veritas leading team that this is achievable. Obviously we have to work on it later on once we ((inaudible)) by regulatory obviously agreements.

We presume to our shareholders and our credit transaction in cash per shares more than 20 percent a year starting 2007 and 2008 accretive and obviously we do — we do basically dedicate our forces to deliver and to create a solid track records.

It is really as CGG Veritas as building such a company we really will focus on create value to shareholders, return on capital employed. I think we will build even a more solid position which is

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part of the position which can be totally put in terms of numbers right now. We’ll have a very strong position with our clients, serve them much better.

And even more and I would say a very important point, we’ll be in a position to attract new talents which is a key for the future in this oil and gas business and especially in seismic technology.

I really would like to thank your for your attention and it’s the point where we would like to take on your questions. Obviously, there are two sets of questions, those who relate to the quarter results, which are for the CGG management team, and those who relate to the merger agreement which are for, well both management teams, Thierry Pilenko and ourselves. Thank you very much.

Just tell to whom you ask the question — to whom you ask the question. Thank you.
Operator: Thank you, Mr. Brunck. The question-and-answer session will be conducted electronically today. If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touch-tone telephone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, that is star one to ask a question.
And we’ll take our first question from Mike Urban, Deutsche Bank.
Mike Urban: Thanks. Good morning and good afternoon and congratulations. I guess first just kind of a housekeeping question, what kind of, if any, breakup provisions or fees do you have in the — in the agreement?
Male: The agreement will be made public since it will be filed to the SEC and we have customary amounts, which is $85 million, customary in terms of percentage to the value of the transaction.

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Mike Urban: OK. And is there any sense as you look at what these companies might look like together are there any overlaps in the asset base? I know you talked about some synergies in terms of facilities and public company costs, are you looking to rationalize fleets — the fleet or crews at all or are you solidly in growth mode at this point given where we are in the exploration cycle?
Robert Brunck: Yes, Mike, we are a growing business and really we need all talented geophysicists, R&D experts and all technicians, you know ...
Mike Urban: Yes.
Robert Brunck: ... and all the assets. There is no overlap whatsoever in terms of assets. We will have some local premises the — some countries where both of us are present. These can be rationalized.
I do really think, you know, we will be one listed company out of two listed companies. The list company has a cost. And we will orient people from support services to operations. We really do think that it is very important to keep the best talents and the — obviously there can be costs brought down but just combining operations and, for example, in marine by getting more purchasing power and by having a better fleet efficiency.

Along this line we should really realize the cost savings we did announce.
Mike Urban: And last question is, I guess this would be addressed to Thierry, I noticed that you, I guess, terminated the agreement to sell the land acquisition assets. Is that something that is triggered by the merger announcement or is it now, given the scope and then the size of the proposed new company, something that makes more sense now to keep.

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Thierry Pilenko: Well, it is definitely something that makes more sense now as within the context of CGG Veritas — the future company, the coverage of our land activities will be truly worldwide with a gold portfolio of customers, both internationalized companies as well as nationalized companies and so the more, you know, we have in North America continuing interest in developing our land data libraries, so it just makes sense for us to consider combining the land businesses.
Operator: We’ll take our next question from Dan Berkeley from O’Connor.
Dan Berkeley: Hello.
Male: Hello.
Dan Berkeley: Hello, can you hear me?
Male: Yes.
Dan Berkeley: Sorry about that. Question on the convertible bonds. Immediately after the closing, what will the convertible bonds be convertible into, what consideration?
Male: As it stands, it’s very likely that the principal of the convertible bonds will be reimbursed in cash at closing.
Dan Berkeley: Now that’s at the option of the convertible holder. What consideration, what will the conversion — let me ask it another way. Will the conversion ratio be treated as an unelected share based on electing shareholders?
Male: The value of the option or the upside beyond the principal will very likely be reimbursed in shares, so the principal in cash then any other amount in shares.

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Dan Berkeley: Understood, but the conversion ratio right now is 41.6146 shares per bond. What will that conversion ratio be after the merger closes?
Thierry Le Roux: The conversion ratio will be the same, remain the same.
Dan Berkeley: Well, but you’re paying 49 percent cash and 51 percent shares. How many ADSes and how much cash will it be convertible into or will it be treated like an unelected shareholder, and then, if so, what will the unelected shareholders get, subject to pro-ration?
Thierry Le Roux: The conversion ratio will be what you indicated and then the AD — then there will be a conversion and then the shares will be subject to the action shown of the conversion ((inaudible)).
Dan Berkeley: OK, let me ask it one last way and then maybe if we, if I don’t get the answer, if you could disclose it in a press release or an 8-K. Is will the convertible bonds shareholders be treated the same way as unelecting shareholders?
Thierry Le Roux: No, no. No.
Dan Berkeley: No?
Thierry Le Roux: Yes, we, if you don’t mind, I will call you back and give you the, give you a more precise answer, OK?
Dan Berkeley: OK, who, who’s going to call me back?
Thierry Le Roux: One of us, probably me here, (Thierry Le Roux).

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Dan Berkeley: OK, great. Thank you very much. Good luck with the transaction.
Thierry Le Roux: Thank you.
Operator: We’ll take our next question from Pierre Conner with Capital One.
Pierre Conner: Good morning and good afternoon. First question is, Thierry, were there any fee required to the MatCo transaction to terminate that potential sale agreement.
Male: You know, we didn’t have an agreement with MatCo.
Pierre Conner: OK.
Male: We were in a discussion and we had not reached an agreement. We had signed a letter of intent at the beginning of June and we were currently negotiating the agreement, so we were in a, in a discussion.
Pierre Conner: OK. Just a ...
Male: No, we don’t have any breakup fee as of that discussion, but obviously we will have to pay our advisors for their services as part of the services they rendered through the, through, since we started the divestiture until now.
Pierre Conner: OK, thank you. And then, also, Thierry is there a way that you could generally characterize the makeup of your equipment between Sercel equipment that you currently own

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and a competitor equipment? Are you, on a percentage basis, essentially all Sercel currently or what percent would you say of your equipment?
Thierry Pilenko: I will not give you a percentage but what I can tell you is that Sercel was our strategic supplier of technology that most of our equipment in, for (inaudible) acquisition is coming from Sercel and that the recent purchases that we made to equip our charter fleet, including our new vessel is coming from Sercel. On land, we were in the process of standardizing on Sercel equipment and I would say probably 60 percent of our channels were probably Sercel between 408 DSUs and 428, so that’s another great benefit of getting together with that — our teams are very, very familiar with each other and very, very familiar with the technology.
Pierre Conner: Thank you, that’s helpful. And then one last one, it seems like maybe your largest market share will become in the marine contracting segment, but just a general, I’ll leave it open to whoever, what kind of comparisons have you done or do you consider to ensure no issues with any antitrust as you move forward:
Thierry Pilenko: Well, obviously we have to go through the process. We did evaluate the situation and we don’t foresee major, major topics but anyway we have to file Hart-Scott-Rodino and several antitrust filings in different, in different countries. I would just like to say that, you know, we were underway of having 53 vessels by end of 2007, this market and in terms of high end 3D vessels, we do operate 14 together. It’s another way just to say that, well my position here is I don’t want to make any statement in place of the regulatory authorities, but 14 out of 53 is a hint.
Operator: We’ll take our next question from Geoff Kieburtz from Citigroup.
Geoff Kieburtz: Thank you. I’d like to go back to one of the comments that Christophe made in regards to R&D and the benefits of scale, and I guess what I’m trying to understand is whether the combined company is intending to increase its level of investments in R&D, if so, kind of where

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would that be concentrated, and am I to understand that there’s no intent to develop any proprietary data acquisition hardware in the combined company?
Male: I will maybe answer on the second part of the question. We will keep our open technology model because this is a model which has proved to be the good one over the years. And we’ll leave the first part of the question to Christophe, is how will he manage R&D of the combined entity.
Christophe Pettenati: Yes. Hello, Geoff, by the way. Long time no see.
Basically this is the following. We have (activity) in the (returns in this) very sort of strong technology profile. And the end result of this combination (distribution may be) the following. Where our R&D overlaps, this will sort of create resources that shall be (important concentration photograph).

So, first of all, for (first on server) we are going to be on board to cover a broader spectrum of R&D subjects. I think this is very important because today I suspect Veritas, like ourselves, will have to make some choices. And sometimes even projects which we are probably seeing are going to be addressed just by lack of resources.

So, the combination of the two entities are going to free resources, which will address additional subjects. And then, as I said, a group of two billion plus are going to (contribute on benchmark), say, on the (two or three of horizon) is a group which is going to be able to dedicate to our R&D as a whole more resources in my opinion than what we could do in the past being two separate companies, because we are a leader now and we have to play the role of a leader. And a leader has (to particular geography) of the market, which is unparalleled and which breaks new grounds. It’s as simple as that.

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Christophe Pettenati: And we really do think that our clients need new technology on an ongoing basis because the challenges are bigger and bigger out there.
Geoff Kieburtz: OK. Is there any particular area either on the data acquisition equipment or on the processing or geographically that you can see already that would be a particular focus?
Christophe Pettenati: I think, Geoff, it’s a bit too early to be specific. I would just venture a few thoughts on this one.
Geographically, I think it’s very important — and (the leadership is original) now — that we can adapt to the (specifics) of various regions in terms of demand. This is a (field that’s planned) in the Veritas organization very clearly. It’s a move that we have to make at CGG at (the ball) because I think it’s the right one. But this sort of — your (cover is sort of implied) sort of development as opposed to some (more) fundamental programs.

So, I would say to the (commission) of both, yes, indeed, original focus to make sure that we address what (they say in the) way that makes sense and additional resources being dedicated at the central level of the various central levels for more fundamental work, be it in processing or be it for some sort of creative acquisition methodology. HPVA at CGG is a good example of that. If we can develop similar approaches (in marine) that would be a typical topic. (Why does a mute) — (motive mute) is a very strong focus for the industry as we speak.

And Veritas, by the way, brings already quite an expertise in that domain. And we shall be very happy to work together on this very important subject.
Christophe Pettenati: Just a (last iteration). In R&D in delivering new products the main cost is field test. For example, Veritas was early in field testing wide azimuth. We have to pay the same cost to field test it. And, for example, what one company has done it can benefit the other and vice versa. In the future there will be one field test for one wide azimuth. And these are real synergies.

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Geoff Kieburtz: Great. Thank you.
Christophe Pettenati: Thank you.
Operator: We’ll take our next question from Rick Johnson with Tygh Capital.
Male: Hello?
Operator: We’ll move on to our next question from Stephen Gengaro from Jefferies & Company.
Stephen Gengaro: Thank you. Good afternoon and good morning, gentlemen. A couple of questions if you don’t mind.
The first has to do with the — when you look at the purchase price do you allocate a portion of it towards the multi-client library for the — to give us sort of a sense for how we look at the amortization of that over the next several years?
Male: Yes. That was certainly part of the purchase accounting exercise that we will carry out after closing. There will certainly be some asset write up. And that will (let forward part) to the value the fair value of the multi-clients data library. It’s too early, of course, to be more specific than that because, as you certainly know, we have to look at each part of the library, try to assess future cash flows, and therefore the fair market value. And we will do that only when we will be able to sit down with our colleagues at Veritas and the two teams together working on the topic. And today, for obvious reasons, we cannot do that.
Stephen Gengaro: Is there any reason to believe it would be materially different than sort of the current profit split within Veritas sort of as an initial approach?

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Male: No, we don’t have any reason to believe it will be materially different.
Stephen Gengaro: The — thank you and the second question has to do with sort of how you valued the company. When you were looking at this and you were sort of coming up with sort of a proposed value of Veritas, were you looking at it purely on a free cash flow basis? And part of my question gets to — and I think part of what Veritas was doing with the sale of their land business was getting out of a business which was sort of super cyclical and sort of had a traditionally low return on invested capital. And I was just curious how you looked at the seismic value of Veritas when you sort of approached the acquisition.
Male: Yes. We were advised by Credit Suisse and Rothschild. We used — our bankers used all traditional methods.
And we came up with a proposal, which is supported by furnished opinions to our board. So, I think that’s just the way to describe how we approached the evaluation of Veritas and the structure of the transaction.
Stephen Gengaro: And then my final question is when — my sense was — and I think this is pretty accurate — that Veritas is — that one of the things that they had planned to do over, say, the next couple years was to, I think in their own words, heavily invest in multi-client data going forward. Is there any reason to believe that that strategy and then also sort of the split of usage of the assets between multi-client and contract would change going forward?
Male: Well, it’s too early to say. We will — as soon as we begin to work together, obviously we’ll sit together as both teams. As Christophe says, there’s complementarity and there’s some overlap. We at CGG share the strategic view that a multi-client business is a very good business. It is

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(matter of fact) if it’s well managed, which is the case, both in Veritas and CGG. It’s the most profitable segment we’re in.

So, we sit together and decide about what programs to be done. Roughly we do think that in such a business one-third of the fleet should be dedicated to multi-clients in different (basins) and two-third to exclusives once we have a fleet of that size. And then it becomes just a matter of ranking of projects and location of resources. But we’re not at all in the mind of changing the business model.
Stephen Gengaro: So, just as a follow-up, is it fair to say do you think that the portion of contract versus multi-client has more to do with your customer base and your geographic presence, not your sort of general perception of the value of multi-client?
Male: Well, I do think it has to do with the reality of the market. Globally (basins) for multi-clients (do) apply. And, as you know, we (learned) after a very crazy years that if you apply multi-client to (basins) where it doesn’t apply you just (created a lot of write-offs).
Having said that, we do think globally that in order to maintain a good multi-client library worldwide, which is basically you have Mexico, North Sea, some places in Southeast Asia, and some places in Africa and Brazil, it’s roughly one-third of the fleet. And the rest of what’s done in offshore, even if a client tells you it’s multi-client, it is exclusive. So, that’s the way we look at them all.
Stephen Gengaro: Very good. Thank you, gentlemen.
Operator: We’ll take our next question from Chris Coonfield with Simmons & Company.
Chris Coonfield: Hi. Good afternoon.

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Male: Good afternoon.
Chris Coonfield: Yes. Actually most of my questions have been answered. Just a couple of quick ones.
First for Thierry, will there be any change now with respect to your alliance with Seitel that you (pre-announced) to re-process Gulf of Mexico shelf data?
Thierry Pilenko: Absolutely not.
Chris Coonfield: OK.
Thierry Pilenko: I think — you know, the (recent four) weeks we had this agreement Seitel had quality data library and we had a high quality processing. And we felt that the symbiosis between two companies was excellent to add value for both shareholders. So, I don’t think this is putting that agreement in a risk. And on the contrary, I think we may have additional resources that we could draw upon to accelerate this processing.
Chris Coonfield: OK. OK and just, I guess, a related follow-up. Is there any such symbiosis between CGG and Veritas with respect to CGG’s multi-client library? Anything that you could do with your processing capabilities to maybe enhance revenue there?
Thierry Pilenko: I think this is a very interesting point actually. I think combining our data libraries and reprocessing them smartly with ideas coming from both sides, by the say, because clearly CGG and Veritas were the leaders in processing and imaging, I think that’s a great opportunity for positive revenue synergies.
Chris Coonfield: OK. And that’s not being accounted for in your $65 million estimate?

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Thierry Pilenko: I would say it’s probably part of the $20 million ...
Chris Coonfield: OK.
Male: Yes, it is.
Chris Coonfield: OK. OK. Thank you. Thank you. Secondly, (he) asked my big one with respect to the possibility of asset write-downs. So, it appears like that will be the case and we’ll be hearing about that in press releases or the like when you’ve had the time to go through.
Related, are there any differences into the way these two companies account for backlog? And is there a chance that there could be some adjustments as well?
Male: Well, I’ll try to settle this concern. We strongly believe there will be asset write-ups. We don’t see any asset write downs.
As for the way we calculate the backlog, we don’t believe there is any material difference in between the two companies.
Chris Coonfield: OK. OK. Very good and did I catch that right? You said you do not believe there will be any write downs?
Male: There will be write ups, not write downs.
Chris Coonfield: Write ups. OK. Thank you very much. OK. That’s all I have. Thank you.
Male: Thank you.

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Operator: We’ll take our next question from Dick Kindig from Keeley Asset Management.
Dick Kindig: Yes. What — those write ups, what are those for? The library?
Male: Yes, the library will be a big part of the write ups that we will have to look at. But there again, as I said earlier, we cannot elaborate more. We will have to look survey by survey with the Veritas colleagues and look at the fair market value of each survey.
Dick Kindig: OK. And the relationship Veritas had with Seitel will not be changed?
Male: Thierry Pilenko just answered this question. He said no.
Dick Kindig: OK. Thank you.
Male: Thank you very much.
Operator: We’ll take our next question from Bo McKenzie from Pritchard Capital.
Bo McKenzie: Hi, guys. Congratulations. I know this has been a while coming.
Male: (Inaudible).
Bo McKenzie: How are you?
Male: I’m just fine.

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Bo McKenzie: A lot of my questions have been answered, too. This is what happens when you get in at the end.
But I know that, Robert, you had pulled out of the U.S. market quite some time ago in terms of land seismic. And while Veritas doesn’t have a large presence here in terms of acquisition, are there any things that you’d see corporate-wise that perhaps you might want to change over time in that presence? And how would you accomplish it?
Robert Brunck: Well, first, pulling out of North America was rather at a certain time a necessity to reposition CGG and not that much a choice. I have to say we had some regrets to (leave) our multi-client library, which was always a very good asset. But, you know, CGG went through difficult times in ‘99 and we had to make some resource allocation choices.
Having said that, if I look at the land operations in North America, and especially the way Veritas handles them, which is mainly dedicated to multi-client library, I feel very OK with this business model.
Bo McKenzie: And, as a corollary to that, the U.S. land market predominantly now they’re just a bunch of relatively small companies. Are there opportunities to differentiate through technology here in the U.S. now?
Robert Brunck: I think, you know, obviously, being VA is the shareholder of Seitel and the CGG-Veritas services, we do think that why shouldn’t we make breakthroughs altogether based on (substantive) equipment and enhanced acquisition technologies (exclusive with acute technology). And (acute technology) is not just for marine. It is for land. It is for bore hole. It is for total quality seismic.

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So, we do think we go along the same line and just maximize the technology value of the whole chain. And in the gas market especially in North America there are many difficult problems to solve. A company like this one should be at the forefront of technology developments. Obviously we have to be in the (other side if the market).
Bo McKenzie: And one final question for, I guess, both Thierry’s. I know you mentioned that on land you guys have been buying 408s and 428s for some time — well, 408s for some time — and that marine you had signed up with Sercel for quite a lot of the streamers that are going into the upgrades. Do you know about how much of marine equipment annually Veritas has been buying from people besides Sercel ?
Male: That’s for Thierry Pilenko.
Bo McKenzie: Yes or Thierry Le Roux, one or the other.
Male: He knows what he says, but he doesn’t know what Thierry Pilenko buys.
Male: Thierry probably knows better than I do how much we buy.
Bo McKenzie: How much are you losing in sales to another competitor?
Thierry Pilenko: I don’t think you will get an exact answer tonight. You have to guess.
Bo McKenzie: All right. Well, congratulations, guys, and I’m looking forward to seeing the combined company together.
Male: Yes, thank you very much.

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Bo McKenzie: Bye-bye.
Male: Bye.
Operator: We’ll take our next question from Gary Booras from Equitech.
Gary Booras: Good morning. Earlier there was another gentleman asking about the convertible bonds and the non-elect feature and how they convert. And you said you would call him back with some more information regarding that. I’d like to be included on that call.
Male: OK. We will.
Gary Booras: OK. Thank you.
Male: Thank you.
Operator: We’ll take our next question from Rocky Bryant from CNH Partners.
Rocky Bryant: I’d also like to be included on the convert call. And I have one question. Was there a default election for non-electing shareholders?
Male: Are you talking about dissenting rights?
Rocky Bryant: No, for a Veritas shareholder that makes no election at the end of the merger. Is there a default option?

COMPAGNIE GENERALE DE GEOPHYSIQUE
Moderator: Robert Brunck & Thierry Pilenko
09-05-06/9:30 a.m. CT
Confirmation # 4701432

Male: Yes. I’m not sure we are able to answer this question as we speak. We will, of course, see later with our friend at Veritas how the actual procedure for the shareholders to elect will work. And, as you know, all that is under the Delaware law.
Male: Thierry, if I may add, the agreement would be filed today and it’s going to be (inaudible). We’re going to file an 8-K tonight.
Rocky Bryant: OK. Thank you.
Male: Just for the sake of organization, as several ones asked for it, please e-mail to Christophe Barnini, which is C-B-A-R-N-I-N-I @cgg.com — Christophe — cbarnini@cgg.com. And we’ll organize a special conference call on this topic. It’s on the press release, as a matter of fact, his name and e-mail address.
Operator: Mr. Brunck, would you like to take any more questions today?
Robert Brunck: Well, one or two questions.
Operator: We’ll take our next question from Luca Villanti from AIB.
Luca Villanti: Hello. Hi. Congratulations. Just one question back on the debt. How will the new $1.5 billion bridge loan facility will rank in relative terms to the existing CGG bonds? And if any restructuring of the existing debt at this point has been planned. Hello?
Male: Yes. The bridge facility will be senior compared to the high yield bonds. But what was your — this one part of your question?
Luca Villanti: If any ...

COMPAGNIE GENERALE DE GEOPHYSIQUE
Moderator: Robert Brunck & Thierry Pilenko
09-05-06/9:30 a.m. CT
Confirmation # 4701432

Male: Refinance.
Luca Villanti: Yes, any restructuring has been ...
Male: Yes. So, we are still looking at the different possibilities to refinance toward this $1.5 billion. It’s a bit early to set out, but we are looking at possibilities to increase our senior notes. We are looking at possible term B or other debt instruments. What we will try to do anyways is to try to have different maturities and different tables of securitization of our debt.
Luca Villanti: Al right. So, will I — shall I argue that the new $1.5 billion is secured anyhow?
Male: Yes. Yes.
Luca Villanti: Yes?
Male: Yes, it is.
Luca Villanti: All right. OK.
Male: And you read of an opinion of Standard & Poor’s and Moody’s. It should — if not today, tomorrow, place the company (under hold), negative for sure. And seeing that, that will be depending of the characteristic of the bridge loan may be one notch of difference. But you will see the rating agencies are expecting more detail on the characteristic of both of the bridge loan and the transaction itself.
Luca Villanti: All right.

COMPAGNIE GENERALE DE GEOPHYSIQUE
Moderator: Robert Brunck & Thierry Pilenko
09-05-06/9:30 a.m. CT
Confirmation # 4701432

Male: The $1.5 billion secured as a bridge loan, over 18 months are starting the date of closing, which leaves us up with several time windows in order to refinance. And I would say the key element is the different maturities in order that really it goes (along). Our cash flow forecast (we do count) to grow to this 30 percent net debt of equity by 2008.
Luca Villanti: All right. But the cash flow cover covenants will be — well, you will be compliant with that, right?
Male: Absolutely.
Male: Sure. Sure.
Luca Villanti: Yes.
Male: Sure.
Luca Villanti: All right. OK. Thank you very much.
Male: Last question. Thank you. Last question.
Operator: We’ll take our last question from John Demasi from Ramius Capital.
John Demasi: Good afternoon. I have a two part question. The vote of the Geophysique shareholders can you clarify? You said it was two-thirds. Is that two-thirds of the outstanding or two-thirds of the shareholders who come to the EGM?
Male: Two-thirds of the shareholders who come to the EGM.

COMPAGNIE GENERALE DE GEOPHYSIQUE
Moderator: Robert Brunck & Thierry Pilenko
09-05-06/9:30 a.m. CT
Confirmation # 4701432

John Demasi: OK. And of the 53 vessels that’ll be existing — 3D vessels in 2008 — will you have 14 of those? I think there are three in the pipeline. So, will you have 17 out of 53? Can you clarify?
Male: No, it’s clearly 14 out of 53. And, by the way, the 53 number is the vision we have for the sort of end of 2008 horizon, not the beginning.
John Demasi: Got you. OK and lastly, is the financing a condition to this deal? I know you have it committed from Credit Suisse, but is that financing a condition to the deal?
Male: It’s connected to the deal.
John Demasi: I’m sorry.
Male: It is just connected to the deal.
John Demasi: No, I mean if the deal — if the merger condition on the financing contingent on the financing, the financing ...
Male: No. No. No.
Male: There are no financing conditions whatsoever.
John Demasi: Got you. OK. Lastly, since I’m the last call, if I can sneak this in, your shares are down a lot today. Have you spoken to your major shareholders and gotten any kind of feedback on their feeling for the deal? Because this two-thirds, obviously, is a critical point in getting this deal done. Have you gotten any feedback from your shareholders?

COMPAGNIE GENERALE DE GEOPHYSIQUE
Moderator: Robert Brunck & Thierry Pilenko
09-05-06/9:30 a.m. CT
Confirmation # 4701432

Male: No. We just started today, you know, by releasing our press release. We had the communications through the media to our shareholders. We had a meeting with the analysts in Paris. We had a conference call in French. We had this conference call in English. And we’ll be on the road starting tomorrow.
John Demasi: Great. OK. Thank you very much.
Male: And, well, just for one shareholder who is IFP who holds seven percent of CGG, IFP did in the person of its chairman who sits on our board vote favorably to favor for the deal. So, that’s the one I can talk about.
Operator: That does conclude the question-and-answer session for today. At this time I would like to turn things back over to Mr. Brunck for any additional or closing comments.
Robert Brunck: Well, thank you very much. Thank you very much for the interest taken for — to this deal. And really I do think we are in an exciting — we are in an exciting period. And we do think that CGG Veritas definitely will create a very good shareholder value for all those who will stick with this project because it really creates the leading seismic company of today and tomorrow.
Thank you very much and hopefully see you on the road, as we’ll be either in Europe or the U.S. in the coming days and weeks. Thank you. Goodbye.
Operator: That does conclude today’s conference call. Thank you very much for your participation, and have a wonderful day.
END

COMPAGNIE GENERALE DE GEOPHYSIQUE
Moderator: Robert Brunck & Thierry Pilenko
09-05-06/9:30 a.m. CT
Confirmation # 4701432

CAUTIONARY LANGUAGE REGARDING FORWARD LOOKING STATEMENTS
     This document contains or incorporates by reference statements regarding the proposed transaction between Veritas and CGG, and may contain or incorporate by reference statements regarding the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about CGG’s management’s future expectations, beliefs, goals, plans or prospects that are based on current expectations and estimates about Veritas and CGG and the combined group, as well as Veritas’ and CGG’s and the combined group’s future performance and the industries in which Veritas and CGG operate and the combined group will operate, in addition to managements’ assumptions. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act, which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: the ability to consummate the proposed transaction; the failure of CGG shareholders to approve the issuance of CGG common shares for the merger or the failure of Veritas shareholders to adopt the merger agreement; difficulties and delays in obtaining regulatory approvals for the proposed transaction; the risks that synergies and cost savings from the merger may not be fully realized or take longer to realize than expected; potential difficulties in meeting conditions set forth in the merger agreement; changes in international economic and political conditions, and in particular in oil and gas prices; our ability to reduce costs; our ability to finance the cash portion of the merger consideration and our operations on acceptable terms; the timely development and acceptance of our new products and services; the effects of competition; political, legal and other developments in foreign countries; the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates; the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize; our ability to integrate successfully the businesses or assets we acquire; our ability to sell our seismic data library; and our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations.
     Additional factors that may affect future results are contained in CGG’s and Veritas’ filings with the U.S. Securities and Exchange Commission (the “SEC”) and similar filings by Veritas with Canadian securities regulators. Except to the extent required under applicable laws and the rules and regulations of applicable securities regulators (including the SEC), neither CGG nor Veritas is under any obligation, and each expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events, developments, changes in assumptions or otherwise.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC AND SECURITIES REGULATORS IN CANADA AND SUBMITTED TO THE APPROVAL OF THE AMF
     In connection with their proposed combination, CGG and Veritas intend to file relevant materials with the SEC and, in the case of Veritas, with Canadian securities regulators, including the filing by CGG of a Registration Statement on Form F-6 and a Registration Statement on Form F-4 (collectively, the “Registration Statements”), which will include a preliminary prospectus and related materials to register with the SEC the CGG American Depositary Shares (“ADSs”), as well as the CGG ordinary shares underlying such CGG ADSs, to be issued to holders of Veritas common shares and convertible debt, and Veritas and CGG plan to file with the SEC and with Canadian securities regulators and mail to their respective stockholders a proxy statement/prospectus relating to the proposed transaction. In connection with the proposed combination of CGG and Veritas and the admission to trading on Eurolist by Euronext Paris of the new CGG shares to be issued in exchange for Veritas common shares and convertible debt, CGG intends to submit a prospectus (the “French Prospectus”), comprised of CGG’s registration document (document de référence) and a note d’opération, to the approval (visa) of the French AMF. The Registration Statements, the joint proxy statement/prospectus and the French Prospectus will contain important information about CGG, Veritas, the proposed combination, certain risks and related matters. Investors and security holders are urged to read the Registration Statements, the proxy statement/prospectus and the French Prospectus (and any amendments or supplements to them) carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statements and the proxy statement/prospectus and other documents filed with the SEC by Veritas and CGG through the web site maintained by the SEC at www.sec.gov and through the website maintained by Canadian securities regulators at www.sedar.com, and the French Prospectus, subject to the approval (visa) by the AMF and when available, through the web site maintained by the AMF at www.amf-france.org. In addition, investors and security holders will be able to obtain free copies of the Registration Statements, the proxy statement/prospectus, and, subject to the approval (visa) by the AMF, the French Prospectus, when they become available from CGG by contacting invrel@cgg.com or by telephone at +33 1 64 47 38 31.
     Veritas, CGG and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding CGG’s directors and executive officers is available in CGG’s Form 20-F filed with the SEC on May 9, 2006 and

COMPAGNIE GENERALE DE GEOPHYSIQUE
Moderator: Robert Brunck & Thierry Pilenko
09-05-06/9:30 a.m. CT
Confirmation # 4701432

in CGG’s registration document (document de référence) filed with the AMF on the same date. Information regarding Veritas directors and executive officers can be found in Veritas’ proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on October 28, 2005 and with the Canadian securities regulators on November 4, 2005, and its 2005 annual report on Form 10-K filed with the SEC on October 12, 2005 and with the Canadian securities regulators on October 18, 2005. These documents are available free of charge at the SEC’s web site at www.sec.gov and at www.sedar.com or at the AMF’s website at www.amf-france.org. In addition, investors and security holders will be able to obtain free copies of these documents from CGG by contacting invrel@cgg.com or by telephone at +33 1 64 47 38 31. Additional information regarding the interests of such potential participants in the transaction described herein will be included in the Registration Statements and proxy statement/prospectus described above and other relevant materials filed with the SEC and the Canadian securities regulators, when they become available.